Finance

RECEIVED

2007 JAN 23 A 11:21

11th January, 2007

**Office of International Corporate Finance**
**Division of Corporation Finance**
**Securities and Exchange Commission**
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

07020497

Attention: **Special Counsel**
Office of International Corporate Finance

Nyrt.
*MOL Magyar Olaj- és Gázipari Rt.*
*Rule 12g3-2(b) File No. 82-4224*

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
JAN 25 2007
THOMSON
FINANCIAL

Yours faithfully,

Richard Benke
Investor Relations Director

Enclosure

1/23

MOL Hungarian Oil and Gas Plc.
H-1117 Budapest, Októberhuszonharmadik utca 18. Tr. 01-10-041683

▶ **MOL Plc.**

# INVESTOR NEWS

11 January 2007

**Crude supply to MOL refineries re-started**

MOL Plc. hereby announces that the crude oil shipments re-started through the Friendship pipeline to Hungary and Slovakia on 10 January 2007 at midnight. Following the re-start the supply to MOL's refineries is at normal quantity and pressure.


**For further information, please contact**:

| | |
|---|---|
| Investor Relations | + 36 1 464 1395 |
| facsimile: | + 36 1 464 1335 |
| MOL Communication | + 36 1 464 1351 |
| Citigate Dewe Rogerson | + 44 (0) 207 282 1043 |